Exhibit 99.10

CORPORATE GOVERNANCE GUIDELINES

Last Revised and Restated on December 9, 2009

I.

THE COMPANY’S CHARTER

Continental Energy Corporation (the "Company") is a limited liability company originally organized in 1984, and currently existing, under the laws of British Columbia, Canada. The Company’s constating documents include its memorandum (or notice of articles) and its articles of association, as the same may be amended from time to time (the "Charter").  The Charter contains provisions for certain corporate governance matters incument upon the Company, its directors, and its officers which, as may be applicable, are incorporated herein by this reference.

II.

APPLICABLE CORPORATE LAW

The Company has been continued under the Business Corporations Act (British Columbia), S.B.C. 2002, Chapter 57 (the “Act”) which governs corporate law matters and many matter concerning corporate governance in the jurisdiction of the Company’s incorporation. The Act contains provisions for certain corporate governance matters incument upon the Company, its directors, and its officers which, as may be applicable, are incorporated herein by this reference.

III.

CORPORATE GOVERNANCE GUIDELINES DISCLOSURE

The Company provides disclosure of its corporate governance guidelines substantially in the form required by National Instrument 58-101 Form-2, usually at least annually as a part of its Information Circular to shareholders distributed in advance of its annual general meeting of shareholders. The required disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The Company’s approach to corporate governance is set forth in these guinelines.

IV.

THE ROLE OF THE BOARD OF DIRECTORS

The Company’s Board of Directors (the "Board") is the ultimate decision-making body of the Company. Each director, and the Board as a whole, shall act in the best interests of the Company in accordance with the provisions of the Act and with the Company's Charter.  The Company's Board selects the senior management which conducts the day to day business of the Company. The Board acts as an advisor and counselor to senior management and monitors its performance. Directors are expected to perform their duties, including duties as a member of any Committee, in good faith and give reasonable and careful attention to the affairs of the Company. This requires appropriate review of any materials distributed in advance of meetings, attendance and active participation at meetings, undivided loyalty and being well informed concerning the business of the Company.

V.

QUALIFICATION AND SELECTION OF DIRECTORS

A.

Director Qualification Standards - The Company seeks members for its Board from diverse professional backgrounds who possess a broad spectrum of experience and expertise and a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, have leadership experience in the companies or institutions with which they are or have been affiliated, be selected based upon contributions they can make to the Board and management. Directors serving on the Audit Committee are required to be "independent" (as defined hereinbelow) and to the maximum extent possible qualify as fin.

B.

Responsibility for Selection of Director Nominees - The Board as a whole shall identify new candidates for election to the Board. The Board prepares a shortlist of potential candidates through discussion with respected financial, legal and commercial institutions and interviews the interested candidates. The key criteria include the following: (i) professional background and related qualifications; (ii) industry experience and relevant professional relationships; (iii) other board appointments; (iv) professional standing and reputation in the investment and oil and gas communities; (v) membership of industry committees and (vi) particular technical or financial background depending on the mix of experience on the Board at that time. The Board reviews the shortlist and makes the final determination about director nominations and appointments.

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C.

Orientation and Continuing Education - Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on the Company’s history, performance and strategic plans. The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs.  In addition, the Company will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

D.

Mix of Management and Independent Directors - To the extent possible the Board will have at least a majority of independent Directors, and a majority of independent Directors will serve on the Audit Committee and on the Compensation Committee. Independent directors are those who are not also officers, management, or paid advisors to the Company.

E.

Election and Appointment of Directors - The directors of the Company are elected at each annual general meeting and hold office until the next meeting. In the event or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next meeting.

VI.

DIRECTOR COMPENSATION

Until such time as the financial healf of the Company permits, the Company shall not pay cash compensation to its directors, solely for their services as directors except for the granting from time to time of incentive stock options upon approval of the Board and in accordance with any shareholder approved Stock Option Plan then in effect. Directors may be reimbursed for out of pocket expenses incurred to attend Board meetings or otherwise incurred directly on behalf of the Company.

VII.

FUNCTIONING OF THE BOARD

A.

Establishment of Board Agenda - The Chairman, in consultation with the Company’s senior executive officers, will establish an agenda for each Board meeting. Each Board member is encouraged to suggest items of business for the agenda.

B.

Board Materials and Presentations - The Company will provide materials to Board members related to agenda items and presentations in advance of Board meetings.

C.

Management Attendance at Board Meetings - The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman, or the CEO, may, with the concurrence of the Board, include independent advisors as attendees on an “as required” basis.

D.

Board Access to Management - Board members shall have access, as necessary, to all members of management and employees of the Company.

E.

Direct Board Access to Independent Advisors - Directors shall have access, as necessary or appropriate, to independent advisors.

F.

Direct Interaction with Institutional Investors, Peers, Customers, etc. - The Board believes that management speaks for the Company. Individual Board members may, from time to time, at the request of management, meet or otherwise communicate with various constituencies that are involved with the Company. If comments from the Board are appropriate, they should, in most circumstances, come through the Chairman or the CEO.

VIII.

BOARD COMMITTEES

A.

Committee Structure - The Board will have the following standing Committees: the Audit Committee, the Compensation Committee, and the Reserves Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Company's Charter or under the Act. The committee chairs report the highlights of their meetings to the full Board following each meeting of the respective committees.

1.

Audit Committee - The Audit Committee shall operate in accordance with a written charter.

2.

Compensation Committee - The Compensation Committee shall operate in accordance with a written charter.

3.

Reserves Committee - The purpose of the Reserves Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Company's oil and gas reserves.  The responsibilities of the Reserves Committee include (i) if required, recommending to the Board the preferred independent evaluators and the terms of the engagement; (ii) if required, reviewing the Company's procedures for providing information to the independent evaluator with respect to its oil and gas reserves; (iii) reviewing the Company's procedures and submissions relating to the disclosure of information with respect to its reserves (in particular Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities); (iv) ensuring that the Company complies with regulatory and legal requirements; (v) signing off on the year end reserve evaluation; and (vi) generally ensure that all actions necessary have been taken to conform to regulatory and legal requirements.

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B.

Committee Assignment and Rotation - The Chairman, in consultation with the CEO, and taking into account the preference and qualification of each Director, will make assignment recommendations for members and Chairs of Committees of the Board.

C.

Committee Agendas and Meetings - The Chair of each Committee, in consultation with the appropriate members of management, will develop the Committee's agenda for each meeting. The Chair of each Committee shall determine the frequency and length of meetings of each of the Committees. Where appropriate, and when practical, materials related to agenda items will be provided to the Committee members in advance of the meeting to allow the members to prepare for discussion of the items at the meeting.

IX.

ASSESSMENTS OF BOARD PERFORMANCE

From time to time and as and when it deems necessary or appropriate, the Board will conduct a self-evaluation to determine whether it is performing effectively. This assessment shall focus on a specific review of areas in which the Board believes it may make a better contribution to the Company’s business. The full Board will discuss the evaluation report to determine what, if any, action should be taken to improve its effectiveness and performance.

X.

AMENDMENT OF THESE GUIDELINES

From time to time and as and when it or the Company’s executive management deems necessary or appropriate, the Board may authorized and approve amendments and revisions to these Corporate Governance Guidelines.

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